EXHIBIT 21 — SUBSIDIARIES OF THE COMPANY
The following are subsidiaries of the Company, as set forth below:

State of Incorporation
Name	Ownership

Valentec Systems, Inc.	Delaware Wholly-owned subsidiary of the Company

AI Liquidating Corp.	Delaware Wholly-owned subsidiary of the Company

Recticon Enterprises, Inc.	Pennsylvania Wholly-owned subsidiary of the Company